Exhibit 2.1

EXECUTION VERSION

Share Purchase Agreement

relating to the sale and purchase of the shares in Trade Extensions TradeExt AB

Dated 7 April 2017

between

THE SELLERS,

and

THE PURCHASER

TABLE OF CONTENTS

BACKGROUND		4

1	DEFINITIONS	4

2	SALE AND PURCHASE OF THE SHARES	10

3	PURCHASE PRICE	10

4	CONDITIONS PRECEDENT	13

5	PRE-CLOSING COVENANTS	14

6	CLOSING	16

7	POST-CLOSING OBLIGATIONS	19

8	INVESTIGATION BY THE PURCHASER	19

9	SELLERS’ FUNDAMENTAL WARRANTIES	20

10	SELLERS’ BUSINESS WARRANTIES	23

11	PURCHASER’S WARRANTIES ETC.	29

12	SELLERS’ LIABILITY FOR BREACH UNDER THIS AGREEMENT	30

13	LIMITATION OF LIABILITY	30

14	CONFIDENTIALITY	34

15	OTHER PROVISIONS	36

Appendices

Appendix A	The Sellers

Appendix B	The Subsidiaries

Appendix 1AA	Ancillary Agreements

Appendix 1AC	Accounts

Appendix 1C	Data Room

Appendix 1KE	Key Employees

Appendix 1E	Escrow Agreement

Appendix 1S	Sample Accounts

Appendix 1SA	Example of Purchase Price calculation

Appendix 1SH	Shareholders’ Agreement

Appendix 3.1	Bonus Commitment

Appendix 4.1(d)	Consents

Appendix 6.4	Form of confirmation

Appendix 7.2.1	Permitted engagements

Appendix 9.5.1	Group Companies´ Intellectual Property

Appendix 10.5.1	Material Agreements

OMITTED APPENDICES TO THE SHARE PURCHASE AGREEMENT

Certain appendices to this Share Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Coupa Software Incorporated hereby undertakes to provide to the Securities and Exchange Commission copies of such appendices upon request; provided, however, that Coupa Software Incorporated reserves the right to request confidential treatment for portions of any such documents.

This share purchase agreement (the “Agreement”) is dated 7 April 2017 and made between:

(1)	the shareholders of the Company whose names and personal id. no or company reg. no, as applicable, are set out in Appendix A (the “Sellers”); and

(2)	Coupa Software Inc., company reg. no 4114961, a company organized and existing under the laws of Delaware having its registered address at 3500 South DuPont Highway, Dover, DE 19901, USA (the “Purchaser”).

Hereinafter the Sellers are separately referred to as a “Seller” and jointly the “Sellers”. The Sellers and the Purchaser are separately referred to as a “Party” and jointly the “Parties”.

BACKGROUND

(A)	The Sellers own more than ninety (90) per cent of all shares in Trade Extensions TradeExt AB (the “Company”), company reg. no 556584-9923, a company organized and existing under the laws of Sweden having its registered address at Kungsängsgatan 17 – 19, 753 22 Uppsala, Sweden.

(B)	The Company owns, directly or indirectly, the Subsidiaries as set out in Appendix (B).

(C)	The Sellers are the owners and registered holders of the number of Shares as set out in Appendix (A).

(D)	The Sellers have agreed to sell their Shares and the Purchaser has agreed to purchase all the Shares on and subject to the terms of this Agreement.

1	DEFINITIONS

The following terms used in this Agreement, have the following meanings:

“Accounting Principles” means:

(a)	the accounting policies, practices and methods consistent with those used in the preparation of the financial statements for each Group Company; and

(b)	to the extent such accounting policies, practices and methods do not address a particular matter, GAAP applied on a basis consistent with the GAAP used in the preparation of the financial statements for each Group Company, provided that, if the accounting policies, practices and methods used in the preparation of the financial statements for each Company contradict or conflict with GAAP, such accounting policies, practices and methods shall be amended or supplemented so as to be brought in accordance with GAAP;

“Accounts Date” means 31 December 2016;

“Accounts” means the Audited Accounts and the Management Accounts appended hereto as Appendix 1AC.

“Adjustment Statement” has the meaning given to it in Section 3.4.2;

“Affiliate” means, with respect to any Person, from time to time, any other Person directly or indirectly controlling or jointly controlling, controlled by or under common control with such first-mentioned Person, whereby “control” for this purpose means the ability, directly or indirectly, to direct the management or policies of a Person, whether through ownership or otherwise, and the term “controlling” shall have a meaning correlative to the foregoing, provided that after Closing, no Group Company will be deemed an Affiliate of the Seller;

“Agreement” means this share purchase agreement with all appendices appended hereto, as amended from time to time;

“Ancillary Agreements” means the ancillary agreements to this Agreement, appended hereto as Appendix 1AA;

“Arbitrating Auditor” has the meaning given to it in Section 3.4.6(b);

“Audited Accounts” means the audited accounts of the Company for the financial period ended on 31 December 2015 and 2016 respectively, appended hereto as part of Appendix 1AC;

“Bonus Commitment” has the meaning given to it in Section 3.1;

“Business Day” means a day on which bank offices are generally open for business in Sweden and the state of California (the United States), other than for internet banking services only;

“Business Warranties” means the warranties given by the Sellers pursuant to Section 10;

“Cash” means the Group Companies’ cash and such cash equivalents under the line items set forth in Appendix 1S as well as cash and cash equivalents for which there is no line item in Appendix 1S and which should be included according to the Accounting Principles.

“Closing Accounts” means the consolidated balance sheet and consolidated statement of operations of the Group Companies as at the Closing Date (but prior to any capitalization, if any, by the Purchaser of the Group Companies) to be prepared in accordance with the Accounting Principles and using the format of the Sample Accounts;

“Closing Date” means 2 May 2017, or, in the event that each of the conditions precedent set forth in Section 4.1 have not been fulfilled or waived at such date, (i) the second (2nd) Business Day following the fulfilment (or waiver) of each and all of the conditions precedents set out in Section 4.1; or (ii) such other Business Day as the Parties may agree upon in writing;

“Closing” means the completion of the sale and purchase of the Shares pursuant to Section 5.2;

“Company” has the meaning given to it in Recital (A);

“Data Room” means (i) the documents made available to the Purchaser and its representatives and advisors containing, inter alia, commercial, accounting, environmental, financial and legal information relating to the Group Companies in the virtual data room provided by Morris Law; and (ii) the questions asked by the Purchaser and its representatives and advisors, insofar that answers thereto have been provided by the Sellers, the Group Companies and their respective representatives and advisors in the course of the due diligence, provided that such answers have been uploaded to the virtual data room provided by Morris Law; (USB containing the information in (i) and (ii) will be appended to this Agreement as Appendix 1C no later than 5 Business Days following the Signing Date);

“Draft Closing Accounts” has the meaning given to it in Section 3.4.1;

“Encumbrance” means any claim, charge, pledge, mortgage, lien, option, equity, retention of title, right of pre-emption, right of first refusal or third party rights or security interest of any kind;

“Enterprise Value” means USD forty five million (45,000,000);

“Escrow Account” has the meaning given to it in Section 6.3(ii);

“Escrow Agent” has the meaning given to it in Section 6.3(ii);

“Escrow Agreement” means the escrow agreement, to be entered into on Closing by and among the Sellers, the Purchaser and the Escrow Agent, based upon and substantially in the form attached hereto as Appendix 1E involving that the Escrow Amount will be held in escrow for a period of 18 months;

“Escrow Amount” means USD seven million one hundred seventy-five thousand (7,175,000);

“Estimated Final Net Debt” has the meaning given to it in Section 3.2.2;

“Estimated Final Net Working Capital” has the meaning given to it in Section 3.2.2;

“Estimated Net Working Capital Adjustment” means the Estimated Final Net Working Capital less the Normalized Net Working Capital. The Estimated Net Working Capital Adjustment can be a positive amount or a negative amount;

“Estimated Purchase Price” has the meaning given to it in Section 3.2.3;

“Final Net Debt” means the Interest Bearing Liabilities less the Cash as at the Closing Date, both derived from the Closing Accounts;

“Final Net Working Capital Adjustment” means the Final Net Working Capital less the Normalized Net Working Capital. The Final Net Working Capital Adjustment can be a positive amount or a negative amount;

“Final Net Working Capital” means Working Capital Assets less Working Capital Liabilities as at the Closing Date, both derived from the Closing Accounts;

“Fundamental Warranties” means the warranties given by the Sellers pursuant to Section 9;

“GAAP” shall, with respect to each Group Company, mean the generally accepted accounting practices, procedures, rules, methods and principles used in the relevant jurisdiction of incorporation of each Group Company (i.e. Sweden, USA, UK) including all requirements and principles established by international accounting standards boards and by financial accounting standards boards in each such relevant jurisdiction;

“Governmental Authority” means any: (A) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (B) federal, state, local, municipal, foreign or other government; (C) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organization, unit, body or Entity and any court or other tribunal); or (D) Person to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities.

“Group” or “Group Companies” means the Company and the Subsidiaries jointly and “Group Company”, and “member of the Group” shall be construed accordingly;

“Group Companies’ Intellectual Property” has the meaning given to it in Section 9.5.1;

“Intellectual Property” means patents, trademarks, copyrights, designs, trade and business names, formulae, technology, techniques, rights in domain names, websites, logos, know-how, software and any other similar property rights in any country or jurisdiction (whether registered or unregistered or capable of registration or not, and including applications for the grant of any of the foregoing);

“Interest Bearing Liabilities” means the Group Companies’ debts and liabilities under the line items set forth in Appendix 1S;

“Key Employee” means the persons listed in Appendix 1KE;

“Leakage” means any of the following to the extent such event takes place from the Accounts Date up to and including the Closing Date:

(a)	a transfer of any value (Sw. värdeöverföring) as defined in Chapter 17, section 1 of the Swedish Companies Act from any of the Group Companies to the Sellers or any other person other than the Group Companies,

(b)	any other payment in respect of any share capital or other securities (including any loan notes, convertibles or similar securities) of any of the Group Companies to the Sellers or any other person,

(c)	any payments made by any of the Group Companies to (or assets transferred to or liabilities assumed, indemnified or incurred for the benefit of) the Sellers or Sellers’ Affiliates, save for payment fulfilments of obligations due to a Seller strictly originating to ordinary salary or ordinary consultancy fees and to the extent disclosed in an employment agreement or consultancy agreement in the Data Room from,

(d)	any future benefits granted by any of the Group Companies to the Sellers or Sellers’ Affiliates,

(e)	any waiver of all or part of any debt owed to the Group Companies,

(f)	any costs, fees, bonuses paid or incurred by any of the Group Companies in relation to the transactions contemplated by this Agreement, or

(g)	an agreement to do any of the matters referred to in (a)-(f) above or any Taxes related to such matters;

“Leased Premises” has the meaning given to it in Section 10.10.1;

“Long Stop Date” means 31 May 2017;

“Losses” means

(i) in respect of any Group Company, all losses, claims, deficits, damages, penalties, fines, costs, reductions or diminutions in value, liabilities and expenses (including settlement costs and legal, accounting and other costs and expenses for investigating or defending any actions or threatened actions); and

(ii) in respect of the Purchaser or a Seller (as applicable), all direct losses, claims, deficits, damages, penalties, fines, costs, reductions or diminutions in value, liabilities and expenses (including settlement costs and legal, accounting and other costs and expenses for investigating or defending any actions or threatened actions, but excluding any increase in losses following from lack of synergies of the Transaction), in both cases on a SEK by SEK (Sw. krona för krona) basis incurred by any of the Purchaser, any Group Company or any Seller, as applicable (without limiting the foregoing, for breaches of Section 9.6, Losses shall also include fees, expenses, and resulting taxes associated with the remediation of any pre-closing tax liabilities (including those arising from entering into voluntary disclosure agreements));

“Management Accounts” means the accounts of each of the Company and Subsidiaries for the financial period ended on 31 December 2015 and on 31 December 2016, respectively, and the management accounts for the Company for the period from 1 January 2017 until the Signing Date, appended hereto as part of Appendix 1AC;

“Material Adverse Effect” means, prior to Closing, any occurrence, fact, change or event that, individually or in the aggregate with any other occurrence, fact, change and/or event, has had or reasonably will have a material adverse effect on the condition (financial or otherwise) of the business, assets (including intangible assets), Intellectual Property, capitalization, employees, management, prospects or results of operations of the Group Companies;

“Material Agreements” means each agreement and other undertaking, whether written or oral, by or to any of the Group Companies (i) the value of which, in respect of total expected or historical turnover during one (1) year, is not less than USD one hundred thousand (100,000) or local equivalent currency, or (ii) which involves financial or guarantee commitments of any Group Company in excess of USD two hundred fifty thousand (250,000), or (iii) which has not been entered into in the Ordinary Course, or (iv) which is otherwise of material importance to the Group’s business taken as a whole, or (v) for which the consequences of a default or termination would involve a substantial negative impact on the Group’s business taken as a whole;

“Named Liabilities” means the items set out as such in Appendix 1S;

“Normalized Net Working Capital” means USD 928,000;

“Ordinary Course” means the ordinary course of the Group’s business consistent with the past practise during twenty four (24) months prior to the Signing Date;

“Person” means any individual, corporation, partnership, limited liability company, association, trust, organization, governmental entity or other entity or natural or legal person;

“Pre-Closing Taxes” means (i) any Taxes of the Group Companies attributable to the period ending on or before the Closing Date (such period, the “Pre-Closing Tax Period”), (ii) without duplication, any costs or Taxes incurred in connection with any Tax Remediation Actions, and (iii) any out-of-pocket costs incurred by the Purchaser in connection with the preparation and filing of tax returns for Pre-Closing Tax Periods;

“Purchase Price” has the meaning given to it in Section 3;

“Purchase Price Adjustment” means the difference between the Purchase Price and the Estimated Purchase Price;

“Purchaser’s Closing Documents” has the meaning given to it in Section 11.1(b);

“Purchaser” has the meaning given to it in the introduction to this Agreement;

“Redemption Compensation Amount” means the amount, if any and not exceeding USD 175 000, which the Sellers shall indemnify the Purchaser with out of the Escrow Amount for the Purchaser’s properly incurred costs and expenses in connection with the Purchaser’s mandatory redemption process as set forth in Section 15.8;

“Response Statement” has the meaning given to it in Section 3.4.4;

“Sample Accounts” means the sample consolidated balance sheet of the Group Companies prepared in accordance with the Accounting Principles and attached hereto as Appendix 1S;

“Sellers” has the meaning given to it in the introduction to this Agreement;

“Sellers Pro Rata Portion” means, in connection with a sale pursuant to Section 2, a percentage calculated as set out below:

(a)	the number of shares in the Company acquired by the Purchaser from the Sellers pursuant to this Agreement; divided by

(b)	the total number of outstanding shares in the Company as at the Closing;

“Sellers’ Representative” has the meaning given to it in Section 15.7;

“Sellers’ Warranties” means the Fundamental Warranties and the Business Warranties;

“Shares” means the shares of the Company held by the Sellers;

“Shareholders’ Agreements” means the shareholders’ agreements governing certain Sellers’ ownership of shares in the Purchaser substantially in the form attached hereto as Appendix 1SA;

“Signing Date” means the date when the Sellers and the Purchaser sign this Agreement;

“Specified Action” has the meaning given to it in Section 13.12.3;

“Subsidiaries” means direct and indirect subsidiaries of the Company as set out in Appendix A;

“Surviving Sections” means Sections 1 (Definitions), 14 (Confidentiality), 15.5 (Costs), 15.6 (Notices), 15.10 (Governing law) and 15.11 (Arbitration);

“Tax” or “Taxes” means corporate income taxes, duties, charges, value added taxes, social security fees, other fees, custom duties, withholding taxes and any other taxes imposed by any tax authority in any relevant jurisdiction, including deferred, estimated, sales, payroll, franchise, employment, property or transfer taxes, wherever arising, together with penalties, residual tax charges, addition to tax or interest relating to such taxes;

“Tax Remediation Actions” has the meaning given to it in Section 13.9

“Third Party Claim” means any claim by a third party (including tax and other authorities) against the Purchaser, the Company or the Subsidiary giving rise to, or which is likely to give rise to, any breach of any of the Sellers’ Warranties;

“Transaction Documents” means this Agreement and any other document entered into or to be entered into pursuant to this Agreement;

“Working Capital Assets” means the Group Companies’ working capital assets under the line items set forth in Appendix 1S as well as non-interest-bearing current assets for which there is no line item in Appendix 1S and which should be included as a working capital asset according to the Accounting Principles; and

“Working Capital Liabilities” means Group Companies’ working capital liabilities under the line items set forth set out in Appendix 1S as well as non-interest-bearing current liabilities for which there is no line item in Appendix 1S and which should be included as a working capital liability according to the Accounting Principles.

2	SALE AND PURCHASE OF THE SHARES

2.1	On and subject to the terms of this Agreement the Sellers agree to sell and the Purchaser agrees to purchase the Shares.

2.2	The Shares shall be sold free of any Encumbrances and transfer restrictions together with all rights and advantages attached to them as at Closing.

2.3	Each of the Sellers hereby waives (i) any right of redemption, pre-emption, first refusal or post-transfer purchase right that it may have with respect to the Shares and any right to acquire any Shares under any shareholders’ agreement, articles of association, option or similar arrangement and (ii) all rights, if any, to any repayment of any shareholders’ contributions.

3	PURCHASE PRICE

3.1	Purchase Price

The purchase price for the Shares (the “Purchase Price”) shall be:

(a)	the Enterprise Value;

(b)	less (if it is positive) or plus (if it is negative) the Final Net Debt;

(c)	plus (if it is positive) or less (if it is negative) the Final Net Working Capital Adjustment;

(d)	less the amount of the Named Liabilities;

(e)	less an amount as set forth in Appendix 3.1, which represents the total bonus commitment under the Company’s ghost share/synthetic options scheme, inclusive of social tax contributions arising from such scheme, as well as any other employer tax payroll or withholding tax payable thereon (“Bonus Commitment”);

(f)	multiplied by the Sellers Pro Rata Portion,

for which a calculation example is set forth in Appendix 1SA and which shall be established in accordance with Sections 3.3 and 3.4.

3.2	Estimated Purchase Price

3.2.1	The Parties have agreed that the Purchaser shall at Closing pay, as set forth in Section 6.2, the Estimated Purchase Price as an initial and estimated purchase price in consideration for the Shares.

3.2.2	At least five (5) Business Days prior to the Closing Date, the Parties shall in good faith agree on estimations of both the Final Net Debt and the Final Net Working Capital (the “Estimated Final Net Debt”, the “Estimated Final Net Working Capital”) and the resulting Estimated Net Working Capital Adjustment.

3.2.3	The Estimated Purchase Price shall be:

(a)	the Enterprise Value;

(b)	less (if it is positive) or plus (if it is negative) the Estimated Final Net Debt;

(c)	plus (if it is positive) or less (if it is negative) the Estimated Net Working Capital Adjustment;

(d)	less the amount of the Named Liabilities;

(e)	less the Bonus Commitment;

(f)	multiplied by the Sellers Pro Rata Portion.

3.3	Purchase Price Adjustment

3.3.1	Upon completion of the Closing Accounts, on the basis of the Estimated Final Net Debt compared to the Final Net Debt and the Estimated Final Net Working Capital Adjustment compared to the Final Net Working Capital Adjustment, in accordance with the procedure and time frames set forth in Section 3.4, the Purchase Price shall be calculated and the Purchase Price Adjustment shall be settled between the Parties.

3.3.2	Payment of the Purchase Price Adjustment shall be made by transfer of immediately available funds to the Sellers (in case the Purchase Price Adjustment constitutes an increase of the Estimated Purchase Price) or to the Purchaser (in case the Purchase Price Adjustment constitutes a decrease of the Estimated Purchase Price), within twenty (20) Business Days after the date of completion of the Closing Accounts and the determination of the Purchase Price and the Purchase Price Adjustment in accordance with Section 3.4 below.

3.4	Closing Accounts

3.4.1	After Closing, the Purchaser shall prepare a draft of the Closing Accounts (the “Draft Closing Accounts”) and allow the Sellers and its representatives and advisors reasonable access to the employees, documents, books and records of the Group Companies, to the extent reasonably required by the Sellers in order to review the supporting documentation and underlying material to the Draft Closing Accounts.

3.4.2	The Purchaser shall, at the latest on the date falling forty five (45) Business Days after the Closing Date, provide to the Sellers the Draft Closing Accounts, together with access to reasonable supporting documentation and underlying material reasonably required for the Sellers to review the Draft Closing Accounts and produce the Response Statement, and a separate statement setting out the Purchaser’s proposed calculation of the Purchase Price in accordance with Section 3.1 as well as the Purchase Price Adjustment (the “Adjustment Statement”).

3.4.3	If the Purchaser does not provide to the Sellers the Draft Closing Accounts within forty-five (45) Business Days after the Closing Date, the Sellers subject to notification in writing to the Purchaser setting forth its delay and, provided the Purchaser fails to deliver the Draft Closing Accounts within ten (10) Business Days after the Purchaser’s receipt of the aforementioned written notice, the Sellers shall have the right, upon written notification, to prepare the Draft Closing Accounts instead of the Purchaser. In such case the procedure in Section 3.4 shall apply conversely for the Sellers and the Purchaser.

3.4.4	Within forty five (45) Business Days after the delivery to the Sellers of the Draft Closing Accounts and the Adjustment Statement, the Sellers shall submit a notice to the Purchaser containing either (i) a written statement setting out in detail those items and amounts in the Draft Closing Accounts which the Sellers disagrees with, including a separate statement of the Sellers’ calculation of the Purchase Price and the Purchase Price Adjustment, or (ii) a written statement confirming that the Sellers agrees with the Draft Closing Accounts and the Adjustment Statement (in each case the “Response Statement”).

3.4.5	In the event that the Sellers (i) do not deliver a Response Statement to the Purchaser within the period stipulated in Section 3.4.4, or (ii) within such period delivers a statement containing a confirmation that the Sellers agrees with the Draft Closing Accounts and the Adjustment Statement, the Sellers shall, as at the relevant date, be deemed to have accepted the Draft Closing Accounts, the Purchase Price and the Purchase Price Adjustment as submitted by the Purchaser, and, for the purposes of Sections 3.3.1 and 3.3.2, the Closing Accounts shall be deemed completed and the Purchase Price determined as at either (as the case may be) the date of expiry of the period stipulated in Section 3.4.4 or the date upon which the Purchaser has received a statement pursuant to sub-paragraph (ii) above.

3.4.6	Any disagreement as to the Closing Accounts, shall be resolved in the following manner:

(a)	During a fifteen (15) Business Day period following receipt by the Purchaser of the Response Statement, the Parties shall attempt to resolve the dispute and determine the appropriateness of the disagreements set out in the Adjustment Statement and the Response Statement, as the case may be, and, for the purposes of Section 3.3.1 and 3.3.2, if the Parties reach an agreement within the fifteen (15) Business Day period, the Closing Accounts shall be deemed completed and the Purchase Price determined as at the date of such agreement.

(b)	If, at the end of the fifteen (15) Business Day period specified in Section 3.4.6(a), the Parties have not resolved the disagreement, each Party shall by notice to the other Party have the right to request that the matter shall be referred to arbitration with an independent, experienced and well-reputed certified Swedish auditor with one of the Big Four auditing firms (the “Arbitrating Auditor”) acting as the sole arbitrator. The Arbitrating Auditor shall apply this Agreement and the Parties’ intentions when making his statements and conclusions.

(c)	If the Parties cannot agree on the appointment of the Arbitrating Auditor within fifteen (15) Business Days after receipt by either Party of a notice pursuant to Section 3.4.6(b), the Arbitrating Auditor shall upon written request by either Party be appointed by the Stockholm Chamber of Commerce.

(d)	The Arbitrating Auditor shall consider only those items and amounts as to which the Sellers has disagreed pursuant to its Response Statement and, if possible within forty (40) Business Days of its appointment, shall resolve each matter in dispute in a manner consistent with the terms herein, the Accounting Principles and with any matters not in dispute. The decision of the Arbitrating Auditor, which shall be given in a written report, will be final and binding upon the Parties for the purposes of the Closing Accounts (save for manifest error), the Purchase Price and the Purchase Price Adjustment and, for the purposes of Sections 3.3.1 and 3.3.2, the Closing Accounts shall be deemed completed and the Purchase Price determined as at the date of such decision.

Immediately upon request of the Arbitrating Auditor, the Purchaser and the Sellers agree and undertake to provide for the benefit of the Arbitrating Auditor a customary indemnity agreement on terms reasonably satisfactory to the Arbitrating Auditor for the work to be carried out by the Arbitrating Auditor. The fees and expenses of the Arbitrating Auditor shall be borne by the Parties in proportion to the amounts by which the Purchase Price stated in the Adjustment Statement and the Response Statement, respectively, differs from the Purchase Price as established by the Arbitrating Auditor.

4	CONDITIONS PRECEDENT

4.1	The respective obligation of the Sellers and the Purchaser to complete the transactions contemplated by this Agreement shall be conditional upon each and all of the following conditions precedent having been fulfilled (or waived by the Party not responsible for the fulfilment):

(a)	All of the representations and warranties of the Sellers contained herein shall be true and correct in all material aspects on and as at the Signing Date and the Closing Date;

(b)	Each of the Sellers shall have performed all obligations required to be performed by it under this Agreement on or prior to the Closing;

(c)	No litigation, action, suit or other proceeding shall be pending or, in writing, threatened against the Sellers, the Purchaser or any Group Company at the Closing Date where an unfavourable judgement, decree or order would prevent or make unlawful the carrying out of the transactions contemplated in this Agreement or which, in the reasonable opinion of the Purchaser, would make consummation of the transactions contemplated in this Agreement inadvisable. The Purchaser confirms that the patent dispute with CombiNet/SciQuest as such is disclosed in the Data Room is not in itself considered to form such an abovementioned action that would render this condition precedent not fulfilled;

(d)	All consents, authorizations, waivers or permits of any Person that are set forth in Appendix 4.1(d) or that are otherwise necessary or material for the consummation of the transactions contemplated to occur by or in connection with the Closing shall have been obtained;

(e)	The Sellers shall have caused the transfer to and registration of the Shares with a separate VP-account designated by the Sellers for such Shares with an operating institute (Sw. kontoförande institute), with direct registration (Sw. direktregistrering) of the Sellers’ ownership of the Shares;

(f)	Each Key Employee shall have remained employed by the Group and no arrangement with any such employee shall have been amended, modified or terminated, and no such Key Employee has been given or received notice terminating his or her employment nor has made or has been given any proposals to terminate his or her employment with the relevant Group Company; and

(g)	The Ancillary Agreements shall have been duly executed and delivered by the parties thereto;

(h)	The Sellers shall have caused the Company to conduct audits, with the assistance of Deloitte Touche Tohmatsu Limited, and delivered to the Purchaser (i) monthly consolidated and audited accounts for the Company for each month during the 2016 financial year of the Company, (ii) consolidated and audited accounts for the Company for the financial year 2016, and (iii) consolidated and audited accounts for the Company for the financial period from 1 January 2017 to 31 January 2017; in all cases according to Generally Accepted Accounting Principles (United States);

(i)	No Material Adverse Effect having occurred or being threatened to occur prior to Closing; and

(j)	The Purchaser shall at or prior to the Closing Date have filed an application in relation to the exemption from the registration and qualification requirements under federal and applicable state securities laws for the equity securities of the Purchaser that may be issued to the Sellers and the filing to the Securities and Exchange Commission (SEC) of an 8-K report of unscheduled material events or corporate changes at a company that could be of importance to the shareholders or the Securities and Exchange Commission (SEC).

4.2	This Agreement and the transactions contemplated hereby may be terminated by (i) the Purchaser, if the conditions precedent in Sections 4.1(a)-(i) and for which the Sellers are responsible, have not been fulfilled, or waived by the Purchaser, on or before the Long Stop Date , and (ii) the Sellers, if the condition precedent in Section 4.1(j) and for which the Purchaser is responsible, has not been fulfilled, or waived by the Sellers, on or before the Long Stop Date, in which case, subject to Section 4.3, all obligations of the Parties under this Agreement shall terminate without further liability whatsoever of any Party to another and each Party will pay all its own costs and expenses. For the avoidance of doubt, each Party shall have the right to terminate this Agreement in the event a Material Adverse Effect has occurred or is threatened to occur prior to Closing.

4.3	If this Agreement is terminated by either the Purchaser or the Sellers, as the case may be, pursuant to Section 4.2 as a result of

(a)	the failure by the Sellers or the Purchaser to fulfil a condition precedent set forth in Section 4.1 for which such Party is responsible, or to perform a covenant or other agreement contained in this Agreement, for which such Party is responsible, or

(b)	the breach by the Sellers of any representation or warranty contained in this Agreement,

the breaching Party shall compensate the other Party with an amount corresponding to the Loss. The Surviving Sections shall survive any termination of this Agreement.

5	PRE-CLOSING COVENANTS

5.1	The Sellers shall between the Signing Date and Closing procure that the Group Companies shall:

(a)	operate the Group’s business in the Ordinary Course in accordance with applicable laws, not make or implement any decisions in any matters of material importance to the Group’s business;

(b)	not acquire or sell, or agree to acquire or sell any share, assets or other interest in any company, partnership or other venture, or merge with a company;

(c)	not incur any borrowings or other indebtedness, or give any guarantees, commitments or become contingently liable for obligations of any person other than in the Ordinary Course;

(d)	not dismiss any employee or terminate any consultancy arrangement or make any amendment to the terms and conditions of employment or consulting (including, without limitation, remuneration, pension entitlements and other benefits) of any employee (except for any Key Employees) or consultant other than in the Ordinary Course;

(e)	not create, amend or agree to create or amend any Encumbrance over any of its assets or sell, license or otherwise dispose of any asset other than in the Ordinary Course;

(f)	not incur any commitment involving any capital expenditure in excess of USD ten thousand (10,000) or local equivalent currency per year or USD fifty thousand (50,000) or local equivalent currency in the aggregate;

(g)	not terminate or amend any of the Material Agreements or waive any rights under any of the Material Agreements or enter into any agreement that would be material for the Group;

(h)	not change the accounting principles, standards or policies or working capital principles or policies, or revalue any assets;

(i)	not defer any payments to creditors beyond the agreed date of payment or amend its principles for debt collection to the effect that payments from debtors are accelerated;

(j)	pay all Taxes, charges, insurance and pension premiums when due;

(k)	not make or change any tax election, change any accounting period or method, file any amended tax return, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Group Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes of the Group Company or take any other similar action relating to the filing or the payment of any Tax;

(l)	not enter into dissolution or winding-up proceedings;

(m)	not enter into any transaction with the Sellers or any person in the Sellers’ Group or pay dividends or make or declare other distributions to any person of the Sellers’ Group;

(n)	not initiate or settle any legal, arbitration or other such proceedings otherwise than for the purpose of debt collection in the Ordinary Course;

(o)	not make any changes to the Group Companies’ articles of association;

(p)	not enter into any transaction, agreement or arrangement that is not on an arm’s length basis;

(q)	not issue, allot, redeem or repurchase any shares, options, warrants, convertibles or other rights to purchase shares of any member of the Group Companies or any securities convertible into or exchangeable for such shares; and

(r)	not agree or undertake to do any of the actions set out in Sections (a)-(q) above.

5.2	The covenants set out in Section 5.1 above shall not apply in respect of, and shall not operate so as to restrict or prevent:

(a)	any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the intention of and to the extent only of those matters strictly required with a view to minimising any adverse effect thereof (and of which the Purchaser will be promptly notified in writing);

(b)	the completion or performance of actions which are reasonably necessary to discharge any obligations undertaken pursuant to any legal or regulatory obligation or pursuant to any contract, arrangement, licence or consent disclosed in the Data Room and entered into in the Ordinary Course, provided that the Sellers notify the Purchaser in writing prior to taking any such action and the Purchaser gives its consent thereto;

(c)	any matter expressly permitted by this Agreement;

(d)	any action undertaken or omitted at the request of or with the consent of the Purchaser, such consent not to be unreasonably withheld or delayed; or

(e)	providing information to any governmental entity in the Ordinary Course.

5.3	The Sellers shall cause all debts, including accrued interest thereon, owed by the Sellers or any person in the Sellers’ Group to the Group Companies to be fully repaid and finally settled on the Closing Date, and procure that the Group Companies repay and finally settle all debts, including accrued interest thereon, owed to the Sellers or the Sellers’ Group on to the Closing Date. For the avoidance of doubt, any and all such debts repaid and finally settled after the Closing Balance Sheet Date in accordance with this Section 5.3, shall be reflected and accounted for in the Net Debt calculation and consequently in the Closing Balance Sheet.

5.4	Other than those payments made in accordance with Section 5.3, the Sellers shall between the Accounting Date and Closing procure that the Group Companies do not declare, pay, authorise or do anything that causes or, irrespective of the foregoing in this Section 5.4, will cause Leakage.

5.5	Each Party shall promptly advise the other Party in writing of (a) any event occurring subsequent to the Signing Date that would unable such Party to fulfil any of its obligations in Section 4.1 or (b) any breach of any covenant or obligation of the Parties pursuant to this Agreement.

5.6	In addition to Section 5.5, the Seller shall also promptly notify the Purchaser in writing of (a) any event occurring subsequent to the Signing Date that would render any representation or warranty of the Sellers contained herein untrue or inaccurate, such that the condition set forth in Section 4.1(a) would not be satisfied, (b) or any of the Ancillary Agreements, such that the condition set forth in Section 4.1(g) would not be satisfied, (c) any Material Adverse Effect on any Group Company; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not be deemed to amend or supplement Data Room.

6	CLOSING

6.1	Date and place

Closing shall, provided that the conditions set forth in Section 4 (Conditions Precedent) have been fulfilled, or waived by the Purchaser or the Sellers, as the case may be, take place at the offices of the Hannes Snellman at Kungsträdgårdsgatan 20, Stockholm, Sweden, at 9 a.m. on Closing Date, or at such other location, time or date as may be agreed between the Purchaser and the Sellers’ Representative.

6.2	The Parties’ joint closing obligations

At Closing, each Party shall do, or procure to be done, all acts necessary in order to consummate the transactions contemplated in this Agreement, including but not limited to the following:

(a)	each Party, to the extent relevant, shall convey to the other Party copies or extracts of resolutions of the board of directors (or other relevant decision-making body) of the respective Party authorising the execution and completion of this Agreement and the consummation of the transaction contemplated herein; and

(b)	if not executed prior to the Closing Date, the Parties and the Escrow Agent shall sign the Escrow Agreement.

6.3	Purchaser’s closing obligations

On Closing, the Purchaser shall:

(a)	provide written evidence of the Purchaser’s filing pursuant to Section 4.1(j);

(b)	pay the Estimated Purchase Price as set out below:

(i)	part of the Estimated Purchase Price shall be satisfied by the Purchaser issuing the shares to certain Sellers as set forth in the Shareholders’ Agreements;

(ii)	part of the Estimated Purchase Price equivalent to the Escrow Amount shall be satisfied by the Purchaser transferring such Escrow Amount to and depositing in an account (the “Escrow Account”) with Nordea Bank AB, or any other bank agreed to be used as escrow agent (the “Escrow Agent”), pledged by the Sellers as collateral to secure, subject to the terms and conditions of the Escrow Agreement, any payment which the Sellers may have to make to the Purchaser under this Agreement; and

(iii)	the remaining part of the Estimated Purchase Price by wire transfer to such account, which is to be designated by the Sellers’ Representative to the Purchaser at least five (5) Business Days prior to Closing;

(c)	procure that the Company is funded with an amount (to be used solely in accordance with Section 6.4(i)) in order for it and to enable the Company to discharge in full its obligations under the Bonus Commitment to the entitled persons as set forth in Appendix 3.1.

6.4	Sellers’ closing obligations

On Closing, the Sellers or the Sellers’ Representative on behalf of the Sellers, shall:

(a)	after due inquiry with the Key Employees, deliver to the Purchaser a statement in writing, substantially in the form set out in Appendix 6.4, dated as at the Closing Date confirming that neither the Sellers nor the Key Employees are aware of any breach of any of the Sellers’ Warranties or any breach of the covenants in this Agreement, and is not aware of any Material Adverse Effect having occurred or being threatened to occur;

(b)	provide written evidence that the conditions set forth in Section 4 relating to the Sellers and the Group Companies have been fulfilled;

(c)	deliver to the Purchaser a statement setting to the amount of any known Leakage;

(d)	submit an unconditional and irrevocable written instruction to the relevant banks for the Shares to be transferred free from Encumbrances to a securities account in the name of the Purchaser (such account to be designated by the Purchaser in writing no later than two (2) Business Days prior to the Closing Date) and that the Purchaser is registered as the owner of the Shares in the share register of the Company maintained by Euroclear Sweden AB;

(e)	deliver resignation letters signed by the members of the board of directors of the Group Companies, effective as of the Closing Date, confirming that such persons do not have any claims against the Group Companies;

(f)	waive all rights, if any, to any claims, and cause all the Sellers’ Affiliates to waive any claims, whatsoever, they may have against any of the Group Companies, save for any salaries, bonuses or similar (including any expenses) payable or paid to any of the employees pursuant to their current employment, consultant or service agreements with any Group Company;

(g)	procure that the respective board of the Group Companies issues powers of attorney enabling the persons appointed by the Purchaser to sign for and on behalf of the Group Companies from the Closing Date until new signatories have been duly registered;

(h)	procure that extraordinary general meetings of the shareholders of the Group Companies are held resolving upon the appointment of new members of the board of directors and auditor as notified by the Purchaser; and

(i)	procure that the Company immediately pays the Bonus Commitment to the entitled persons as set forth in Appendix 3.1 and provide to the Purchaser waivers in writing from all Persons entitled to any payment under the Bonus Commitment that any and all such obligations have been satisfied in full and that there are no obligations for the Company or the Purchaser (and its Affiliates) whatsoever under the Bonus Commitment.

6.5	Right to terminate

6.5.1	If a Party fails to comply with any obligation in Section 6.2, the Purchaser fails to comply with any obligation in Section 6.3 or the Sellers fail to comply with any of their obligations in Section 6.4, then the Purchaser, in the case of non-compliance by the Sellers, or the Sellers’ Representative, in the case of non-compliance by the Purchaser, shall be entitled, (in addition to, and without prejudice to, all other rights or remedies available, including the right to claim damages) by written notice to the other:

(i)	to consummate Closing in so far as is practicable having regard to the non-compliance which has occurred (including payment of the Estimated Purchase Price); or

(ii)	to set a new date for Closing (not being more than ten (10) Business Days after the agreed date for Closing) in which case the provisions of Sections 6.2, 6.3, 6.4 and shall apply to Closing as so deferred but provided such deferral may only occur once.

6.5.2	If the deferred Closing pursuant to Section 6.5.1(ii) fails, the Sellers’ Representative, on behalf of the Sellers, (in case of non-compliance by the Purchaser) or the Purchaser (in case of non-compliance by the Sellers) has the right to terminate this Agreement by written notice to the Sellers’ Representative or the Purchaser, as applicable, in which case the Sellers (in case of non-compliance by the Purchaser) or the Purchaser (in case of non-compliance by the Sellers) shall be entitled to all rights or remedies available, including the right to claim damages, against the other Party. Should the Agreement be terminated pursuant to this Section 6.5, such termination shall not affect the Surviving Sections which shall survive any such termination.

7	POST-CLOSING OBLIGATIONS

7.1	Discharge of directors’ liability

The Purchaser shall procure that, at the next annual general meetings of the Group Companies, the current directors shall be discharged from liability for the period up until Closing, provided that the auditors recommend such discharge (Sw. tillstyrker ansvarsfrihet).

7.2	Non-Compete and Solicitation

7.2.1	Each Seller hereby undertakes in respect of itself and its Affiliates, with the Purchaser, for a period of three (3) years from the Closing Date, not to engage, directly or indirectly, in any activity which competes with the business of the Group as conducted on the Closing Date (and the two preceding years), without the prior written consent of the Purchaser provided, however, that the foregoing shall not (i) prohibit a Seller from acquiring or owning shares in a company or corporation that is publicly-traded on an established securities market, of up to 3% of the total number of shares outstanding in such company or corporation from time to time, or (ii) apply to the Sellers indicated as exempt from this provision in 7.2.1.

7.2.2	Each of the Sellers hereby undertakes in respect of itself and its Affiliates, with the Purchaser, for a period of three (3) years from the Closing Date not to, directly or indirectly, employ, hire or solicit the employment or hiring of any of the employees or consultants of the Group Companies, directly or indirectly, without the prior written consent of the Purchaser, and to not, directly or indirectly, take action to adversely interfere, disrupt or divert any business relationship between the Seller and anyone who during the twelve (12) months preceding the Signing Date has been a customer or client of the Group.

7.2.3	Any responsibility and liability for breach of Section 7.2.1 or 7.2.2 shall be borne by such breaching Seller (on its own behalf and on behalf of its Affiliate being in breach) individually and severally.

7.3	No Leakage

There will be no Leakage after Closing which has not been accounted for in the Closing Accounts.

8	INVESTIGATION BY THE PURCHASER

The Purchaser and its advisors have prior to the Signing Date conducted a due diligence investigation of the Group, during which the Purchaser and its representatives and advisors have been given access to and have received documentation and other information regarding the Group Companies in the Data Room (with respect to commercial, accounting, financial, environmental and legal information or matters relating to the Group Companies), as well as attended management presentations and discussions. During the due diligence, the Purchaser and its advisors have had the opportunity to raise questions to the Sellers.

9	SELLERS’ FUNDAMENTAL WARRANTIES

The Sellers individually and severally (and thus not jointly and severally) give the following Fundamental Warranties to the Purchaser. Unless otherwise stated, the Fundamental Warranties are given as at the Signing Date and the Closing Date.

9.1	Authority and capacity of the Sellers

Each of the Sellers warrants to the Purchaser that, in respect of itself:

(a)	it has the requisite power and authority, and has taken all actions necessary to execute, deliver and exercise its rights, and perform its obligations, under this Agreement;

(a)	it, in the case of any corporate Seller, is duly organised and validly existing under the laws of its respective jurisdiction of incorporation;

(b)	this Agreement, when executed by it, constitutes its lawful, valid and binding obligations pursuant to the terms hereof;

(c)	the execution and delivery of, and the performance by it of its obligations under this Agreement will not:

(i)	in the case of any corporate Seller, result in a breach of any provision of its articles of association; or

(ii)	result in a breach of any order, judgment or decree of any court or governmental authority to which it is a party or by which it is bound and which is material in the context of the transaction contemplated by this Agreement.

9.2	The Shares and the Group Companies

9.2.1	Each of the Sellers is the lawful owner of the Shares listed opposite its name in relevant parts of Appendix A. There are no Encumbrances on any of the Shares, and there is, as of the Closing Date, no agreement to create any Encumbrance over any such Shares.

9.2.2	The Shares have been validly issued in compliance with Swedish law, are fully paid, freely transferable, and comprise the Sellers Pro Rata Portion of the entire issued share capital of the Company, and no other equity or equity-linked instruments, conversion rights, options or similar rights exist. There are no share certificates issued for the Shares or for the shares in the Group Companies.

9.2.3	The Group Companies are duly incorporated and validly existing under the laws of the jurisdictions in which they were incorporated. The Group Companies have full corporate power and corporate authority to carry on the business as conducted on the Closing Date.

9.2.4	The shareholders of the Subsidiaries are the owners of the shares in the respective Subsidiary, as listed in Appendix B.

9.2.5	The shares in the Subsidiaries listed in Appendix B have been validly issued in compliance with applicable law, have been fully paid and comprise the entire issued share capital of each of the Subsidiaries.

9.2.6	No Group Company has issued or resolved to issue any financial instruments, or entered into any agreement or arrangement (including also options), save for the Bonus Commitment that entitles any person to convert into, receive or acquire any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company.

9.2.7	There are no Encumbrances on the shares in any Group Company, and there is, as of the Closing Date, no agreement to create any Encumbrance over any such shares.

9.3	Corporate

9.3.1	The corporate documents necessary for the operation of or required by law to be maintained by each Group Company are in all material respects up-to-date and maintained pursuant to applicable laws, and are in the possession (or under the control) of the relevant Group Company. The articles of association and the registration certificates of each Group Company that are in force have been provided in the Data Room and no action or resolution to alter any of the provisions thereof has been taken or passed.

9.3.2	No Group Company has received any unconditional or conditional shareholders’ contributions or any equity or other capital contributions of any nature that may involve any repayment obligations of any Group Company to any other person than a Group Company.

9.3.3	No Group Company owns any shares or other interest in any other legal entity than the Subsidiaries.

9.4	Insolvency

No Group Company is insolvent and there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Group Company. No Group Company is obligated, nor have any of them been obligated during the last three years, to produce a balance sheet for liquidation purposes (Sw. kontrollbalansräkning) as prescribed by the Swedish Companies Act (or the equivalent).

9.5	Intellectual Property and IT

9.5.1	The Group Companies own or validly license the Group Companies’ Intellectual Property listed in Appendix 9.5.1 (the “Group Companies’ Intellectual Property”) free and clear of any Encumbrances and such Group Companies’ Intellectual Property include all essential of the Intellectual Property rights used in the ordinary conduct of the business as currently conducted. The Group Companies have all relevant rights to the Group Companies’ Intellectual Property that is material to the businesses of the Group Companies, either in the form of ownership or licenses, and, as far as the Sellers are aware, no person infringes the owned Group Companies’ Intellectual Property.

9.5.2	Any Intellectual Property created, produced or developed by the Group Companies’ employees, consultants, officers, directors, agents, subcontractors and all other persons involved in such production or development for any of the Group Companies, which is relevant for and used in the Group Companies’ Ordinary Course, have been transferred in full to a Group Company, which exclusively owns all rights to, title to and interest in such Intellectual Property and there are no outstanding or, as far as the Sellers’ are aware, threatened claims from employees, consultants, officers, directors, agents, subcontractors or other persons in relation to such Intellectual Property.

9.5.3	The relevant Group Company has sole possession of the source code to any developed software with the exception of the licensed software listed in Appendix 9.5.1, and has not granted any rights whatsoever in or over, nor has there been any disclosure of, the source code to any Person, except for source code in escrow as fairly disclosed in the Data Room.

9.5.4	The use of the Group Companies’ Intellectual Property listed in Appendix 9.5.1 rights does not require any royalty payment obligations for any of the Group Companies.

9.6	Tax

9.6.1	The Group Companies have timely filed with the appropriate governmental authorities all returns and reports relating to a Tax required to be filed by the Group Companies and correctly reflect all information required to be reported therein as for a correct assessment of Taxes.

9.6.2	All Taxes assessed and due by the Group Companies in the tax periods ending on or before the Closing Date, unless accrued and reserved for in their books, have been fully and timely paid. Notwithstanding the foregoing, the Group Companies will not after Closing be or become liable to pay any further Taxes attributable to the period ending on or before the Closing Date, other than as will be accounted for in the Closing Accounts as Interest Bearing Liabilities.

9.6.3	There have not been any audits, inquiries or investigation by any Tax authority relating to Tax with respect to any Group Company and no such audits, inquiries or investigations are pending and there is no basis for assessment of any deficiency in any Taxes against any of the Group Companies which has not been provided for in the Accounts or which has not been paid.

9.6.4	None of the intra-group transactions carried out between any of the Group Companies, the Sellers or any of their Affiliates will result in any Taxes or taxable gains for any Group Company or the Purchaser which have not been provided for in the Accounts or which will not be provided for in the Closing Accounts or which have not been paid.

9.6.5	As far as the Sellers are aware, no event has occurred which may have interrupted, according to the provisions of all applicable tax laws, the statute of limitations with regard to any Taxes to which any Group Company is subject.

9.6.6	The books and other records of each of the Group Companies relating to Taxes have been properly maintained.

9.6.7	None of the Group Companies have been involved in any transactions, which could be considered as tax evasion and all transactions and agreements entered into by any of the Group Companies with any other Group Company or any of the Sellers have been made on an arm’s length basis.

9.6.8	No Taxes will arise on any of the Group Companies by virtue only of the entering into and/or completion of the transactions contemplated in this Agreement.

10	SELLERS’ BUSINESS WARRANTIES

10.1	The Sellers jointly and severally give the following Business Warranties to the Purchaser. Unless otherwise stated, the Business Warranties are given as at the Signing Date and the Closing Date.

10.2	Any of the Business Warranties qualified by the expression “as far as the Sellers are aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the knowledge of the Sellers after due enquiry with the Key Employees.

10.3	Financial Accounts etc.

10.3.1	The Audited Accounts have been prepared in accordance with the Accounting Principles.

10.3.2	The Audited Accounts give a true and fair view (Sw. rättvisande bild) of the financial position (Sw. finansiell ställning), the cash flows and the assets (including inventory) and liabilities of the Group as at such date and of the profits or losses of the Group for the period concerned.

10.3.3	The Management Accounts are not audited but have been prepared in accordance with the Accounting Principles and give, in all material respects fair view of the financial position, the cash flows and the assets (including inventory) and liabilities of the Company and each Subsidiary as at their respective dates and for the relevant periods concerned.

10.3.4	All of the accounts receivables of the Group Companies have arisen in the Ordinary Course.

10.3.5	There are no other liabilities (contingent or otherwise), pledges, obligations or commitments of a type required to be disclosed on a balance sheet prepared in accordance with the Accounting Principles applicable to the Accounts.

10.3.6	At Closing, all liquid assets of the Group Companies, including but not limited to bank accounts and cash, are available free and clear from any Encumbrances.

10.4	Intellectual Property and IT

10.4.1	The Intellectual Property of the Group registered or subject to application for registration are subsisting, valid, enforceable and not withdrawn or cancelled. All application fees and renewal fees for such Intellectual Property have been paid in full and the registrations and applications are in all other respects being maintained and handled in accordance with deadlines set out by authorities.

10.4.2	There is no license, covenant or other agreement pursuant to which any Group Company has assigned, transferred, licensed, distributed or otherwise granted any right or access to any person, or undertaken not to assert any right, with respect to any past or existing Intellectual Property of the Group, except for licenses granted to customers in the Group Companies Ordinary Course and except for source code in escrow as fairly disclosed in the Data Room.

10.4.3	As far as the Sellers are aware, there have been no, and there is no, infringement by a Group Company of any third party Intellectual Property, or, as far as the Sellers are aware, there is no infringement by any Person of any Group Companies’ Intellectual Property used by a Group Company or necessary for the Group’s business, or any agreement relating thereto, and, as far as the Sellers are aware, no such infringement is threatened or expected, except as fairly disclosed as such in the Data Room.

10.4.4	The IT systems, computer equipment and the computer software programs used by the Group Companies are their unencumbered property or are properly used under a license, or such services are purchased from well-established data-processing enterprises. During the twelve (12) months period preceding the date of this Agreement there has been no failure or breakdown of such IT systems, computer equipment and the computer software programs that has caused any material disruption to the Group’s business, except as disclosed in the Data Room. All such IT systems, computer equipment and the computer software programs is supported by reasonably adequate maintenance and support services.

10.4.5	The Group Companies have in place reasonably adequate procedures to prevent unauthorised access to, the introduction of viruses into, and the taking and storing on-site and off-site of back-up copies of the software and data used in the Group’s business and the Group Companies are in the Ordinary Course able to obtain access to any of its data or information without undue delay upon request.

10.4.6	No Group Company has granted formal or informal consent to any Person to use (except as disclosed in the Data Room) or register any Group Companies’ Intellectual Property nor has any Person, as far as the Sellers’ are aware, used or is intending to use, any Intellectual Property which might be confused with any Group Companies’ Intellectual Property which is used by the Group Companies or which is used in or necessary for the Business.

10.5	Material agreements

10.5.1	All Material Agreements are listed in Appendix 10.5.1 and are valid and enforceable according to their respective terms and include binding obligations of the parties thereto and have in all material respects been complied with by the relevant Group Company and, as far as the Sellers are aware, by the counterparties thereto. No notice of breach or termination or intention to terminate has been given or received by a Group Company in respect of any material agreement referred to in this Section 10.5.1 and, as far as the Sellers are aware, no parties thereto intend to terminate or amend any such agreement.

10.5.2	There are no agreements other than the agreements listed in Appendix 10.5.1 which reasonably could be deemed to be material to the Group.

10.5.3	Except as set forth in the Material Agreements, no other agreements exist which limits the freedom of each Group Company to carry on its business or compete with any Person or contain or invoke any most favoured nation provisions or similar or provide for any exclusive arrangement or exclusivity granted in favour of any Person.

10.6	Agreements with related parties

There are no existing agreements or arrangements between, on the one hand, any Group Company and, on the other hand, any of the Sellers or a Sellers’ Affiliate (except for a Group Company) other than entered in the Ordinary Course and disclosed in the Data Room (all of which have been entered into on arm’s length terms), and there is no guarantee, indemnity, letter of comfort or encumbrance or other similar liability given or incurred by any Group Company for the benefit of the Sellers or a Sellers’ Affiliate (except for a Group Company), and none of the systems or services or other assets, properties or rights used by any Group Company is owned by or rendered from the Sellers or their Affiliates or any Person related to any of them.

10.7	Other agreements

None of the Group Companies has acquired or sold any company, business, real property or shares where there are any written outstanding obligations or warranty undertakings on the part of any of the Group Companies.

10.8	Litigation

10.8.1	No Group Company is involved in or is subject to any legal action, litigation or arbitration save for customary trade debt collection proceedings, save for as fairly disclosed as such in the Data Room. There are no investigations, disciplinary proceedings ongoing or other circumstances which, as far as the Sellers are aware, are likely to lead to any legal action, litigation or arbitration against or by a Group Company, save for as fairly disclosed as such in the Data Room.

10.8.2	No Group Company is or has been subject to or is in default with respect to any court, administrative or arbitration order, judgement, injunction, decree or other award made by any governmental entity save for what has been disclosed in the Data Room.

10.9	Conduct of Business

10.9.1	Each Group Company has conducted and is conducting its operations and business in accordance with, and has complied and is complying with all applicable laws, regulations including, but not limited to, laws and regulations regarding competition, import/export, environmental and healthy and safe work environment, and is not a party to or subject to any judgment, decree or order or has entered in or is a party to any suit or proceedings brought by any governmental entity or under the rules of any recognised stock exchange. There is no controversy or investigation pending or threatened with respect to the Group’s business by any governmental entity or under the rules of any recognised stock exchange. As far as the Sellers are aware, no circumstances have occurred which imply or could reasonably imply any material limitation or restriction in the conduct of the present business of the Group Companies.

10.9.2	No Group Company is or will (due to circumstances relating to the period prior to Closing) be liable, due to circumstances existing before or upon the Closing Date or related thereto, to compensate for damages caused to third parties by products sold, services rendered or otherwise.

10.9.3	Each Group Company has at its disposal drawings and other documentation, manuals, service and maintenance instructions in respect of machines and products used, produced and sold by it.

10.9.4	All documents of each Group Company such as, but not limited to, minutes of the board of directors’ meetings and shareholders’ meetings, contracts, permits and licences exist and are safely kept and are in all material respect correct, and all registrations and applications related thereto have been fulfilled, and all applicable fees have been paid.

10.9.5	All licenses, consents, permits and authorisations that are material and necessary for carry on the Group’s business have been obtained by the Group Companies and all such licenses, consents, permits and authorisations are valid, subsisting and in full force and effect and have been complied with in all material respects.

10.9.6	No Group Company, or any director, officer, employee or third party acting on behalf of any Group Company, has, in violation of the applicable laws of any country intentionally:

(a)	made any bribes, kickbacks or other payments, directly or indirectly, to any person or organization, or any representative thereof, to obtain favourable treatment in securing business or otherwise to obtain special concessions for any Group Company; or

(b)	made any bribes, kickbacks or other payments, directly or indirectly, to or for the benefit of any governmental official, employee or agent for the purpose of affecting his or her action or the action of the governmental official, employee or agent that he or she represents to obtain favourable treatment in securing business or to obtain special concessions for any Group Company.

10.9.7	The assets, properties and rights owned, held, licensed or leased by the Group Companies are sufficient for each Group Company to conduct its business at Closing consistent with Ordinary Course.

10.10	Real Properties

10.10.1	The Group Companies do not and have not owned any real properties.

10.10.2	Neither of the leased premises in Uppsala, Sweden, or Swaffham, UK (for which the lease agreements have been provided in the Data Room), (the “Leased Premises”) are, in whole or in part, subleased to any other person by the Group Companies.

10.10.3	The Group’s present use of the Leased Premises complies in all material respects, with planning, fire, safety and working environment regulations, zoning and building regulations and applicable laws and permits.

10.10.4	None of the Group Companies has obtained any administrative remarks or injunctions related to the Leased Premises from any authority which has not been remedied in time and in accordance with the relevant authority’s remarks.

10.10.5	There are no existing circumstances which could adversely affect the present use of Leased Premises, as applicable, and there are no orders or regulations which affect the current use and occupation of the Leased Premises, as applicable.

10.10.6	All material terms and conditions of the Group’s lease agreements have been disclosed in the Data Room and no Group Company is in breach of such terms and conditions and none of the Group Companies has received or given any notice of breach or termination of any such lease agreements to which it is a party.

10.11	Employees

10.11.1	The terms of each Key Employee’s current employment with each Group Company have been disclosed in the Data Room and these are valid and in force. All other employees of the Group Companies are, as far as the Sellers’ are aware, employed on terms and conditions customary within the Group Companies’ field of business.

10.11.2	No Key Employee has given or received notice terminating his or her employment and no Key Employee has made or has been given any proposals to terminate his or her employment with the relevant Group Company and, as far as the Sellers are aware, no such notice or proposal is expected.

10.11.3	There is no incentive bonus, profit sharing, stock option plan or other incentive scheme presently in force with respect to any employee, director or consultant of the Group Companies other than the Bonus Commitment and as set out in relevant employee’s employment agreements.

10.11.4	There are no collective bargaining agreements relevant to any Group Company, executive compensation, pension, profit sharing, severance pay or retirement plans, life, health, disability or accident insurance, vacation or other employee benefit plan, other agreements or arrangements presently in force with respect to any Group employee or any former employee of the Group Companies other than as set out in relevant employee’s employment agreements.

10.11.5	The completion of the transactions contemplated by this Agreement will not entitle any Key Employee or any other employee of the Group to any special transaction bonus/remuneration paid by the Group or the Seller other than the Bonus Commitment.

10.11.6	None of the Group Companies are or have been engaged or involved in any strike or dispute with any trade union or other organisation formed for a similar purpose or in any labour disputes whether directly or indirectly involving any Group Company and, as far as the Sellers are aware, there are no event or fact which could or might give rise to any such dispute.

10.11.7	None of the Group Companies are liable to make any outstanding payment to a director or employee or former director or employee by way of damages or compensation for loss of office or employment or for redundancy or unfair or wrongful dismissal.

10.11.8	No consultant or independent contractor who is or has been engaged by any Group Company is deemed under any applicable law to be an employee of such Group Company.

10.11.9	No Group Company has violated any legislation, regulation or agreement relating to labour or employment in any jurisdiction applicable to the respective employment agreements, and no such violation exists.

10.11.10	The consummation of the transactions contemplated in this Agreement will not (i) entitle any employee of any Group Company to severance pay, unemployment compensation, bonus payment or any other payment, other than the Bonus Comitment, or (ii) accelerate the time of payment for vesting of, or increase the amount of compensation due to, any such employee, or (iii) entitle any such employee to terminate, shorten or otherwise change the terms of his employment.

10.12	Pension

10.12.1	There are no deferred compensation agreements, pension benefits, profit-sharing, severance pay or retirement plans, agreements or arrangements presently in force with respect to any employee of the Group Companies other than set forth as such in the Data Room.

10.12.2	Each Group Company has complied with, made the necessary payments, allocations and assignments and contributed the necessary funds in relation to applicable laws and regulations or agreements concerning pensions to current or former employees and board members of any Group Company and such provisions and assets are sufficient to discharge all benefits (whether or not yet payable) under such pensions schemes. Each of the Group Company’s pension schemes is fully financed or provided for in accordance with the Accounting Principles so as to reflect the true value of the liabilities.

10.13	Insurance

The Group’s business and all the assets and properties of the Group Companies of an insurable nature are duly and fully insured, by insurance policies held by the Group Companies, against fire, accidents, product and general liability, use and occupancy and other forms of insurance with reputable and sound insurers. All premiums due under such insurance policies have been paid. There are no material claims pending under any such insurance policy. As far as the Sellers are aware, no occurrence of an insured event has taken place and no facts or circumstances exist prior to the Signing Date which have not been reported in line with reporting procedures or which is not covered under the insurance policies. The Group Companies are in compliance with all material terms and conditions contained in the insurance policies and nothing has been done or omitted to be done which would make any policy or insurance void or voidable.

10.14	Data Room

The Company has compiled the information in the Data Room in good faith and acting with due care with a view to present a true, accurate and fair view of the Group and its business. The Data Room (i) contains all material information in order to give a true, accurate and fair view of the Group and its business, (ii) does not include any matter of material importance which is incorrect or misleading, and (iii) does not omit any information which is of material importance, the omission of which would make the contents of the Data Room materially incorrect or misleading.

10.15	Ordinary course of business and absence of certain events

Each Group Company has between the Accounts Date and the Signing Date operated their respective business in the Ordinary Course consistent with past practise and has:

(a)	maintained all existing insurance policies in all material respects;

(b)	not entered into any material capital commitments or made any material investments (for these purposes a material capital commitment or investment is one involving capital expenditure in excess of USD two hundred and fifty thousand (250,000) or local equivalent currency, exclusive of value added tax);

(c)	not received any termination or cancellation of any customer agreements or indications that any customer would terminate or cancel the services purchased from the Group;

(d)	not effected any material changes in the manner in which it extends discounts, credits or warranties to customer or otherwise deals with its customers;

(e)	not incurred any additional borrowings or other indebtedness except non material indebtedness incurred in the Ordinary Course;

(f)	not pledged or otherwise encumbered, or sold or disposed, any material asset or material right;

(g)	not allotted, transferred, issued, redeemed or repurchased any shares, options, warrants, conversion or offer rights to purchase shares, or in other way amended the articles of association, of any Group Company;

(h)	not dismissed any of the Key Employees;

(i)	except as Disclosed in the Data Room, not entered into new employment or consultancy agreements or made any material amendments to the existing employment or consultancy terms (including, but not limited to, rates of compensation) other than in the Ordinary Course or as provided for in this Agreement;

(j)	not settled or waived any material claim or right, other than in relation to the collection of trade debts;

(k)	has not entered into any material transaction or agreement with any of the Sellers or a Sellers’ Affiliates;

(l)	not incurred any Material Adverse Effect; and

(m)	has not agreed or arranged to do any of the foregoing.

11	PURCHASER’S WARRANTIES ETC.

11.1	The Purchaser hereby warrants to the Sellers that as at the Signing Date and the Closing Date (unless otherwise stated below):

(a)	it is a company duly incorporated and organised and validly existing under the laws of Delaware, USA;

(b)	the Purchaser has the requisite power and authority to enter into and perform its obligations under this Agreement and the other documents which are to be executed by the Purchaser at Closing (the “Purchaser’s Closing Documents”); and

(c)	this Agreement constitutes, and the Purchaser’s Closing Documents when executed by the Purchaser constitute, lawful, valid and binding obligations of the Purchaser pursuant to their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

11.2	As at the Signing Date, the Purchaser is not aware of any breach by the Sellers in respect of any of the Sellers’ Warranties or Sellers’ obligation or undertakings under this Agreement.

11.3	The Purchaser has sufficient financial resources to satisfy its closing obligations under Section 6.2 and effect Closing.

11.4	In the event of a breach by the Purchaser of any of the warranties in this Section 11 or in the event of a breach by the Purchaser of any of the Purchaser’s covenants or other undertakings in this Agreement, the Purchaser shall indemnify and hold the Sellers harmless from and against any and all losses incurred by the Sellers in relation thereto.

12	SELLERS’ LIABILITY FOR BREACH UNDER THIS AGREEMENT

12.1	The Sellers shall indemnify and hold the Purchaser harmless from and against all Losses resulting from, arising out of or relating to (a) any misrepresentation, breach of warranty or breach or non-fulfilment of a covenant or any other breach of this Agreement, including any appendix, schedule or exhibit hereto or thereto, except for the Ancillary Agreements, on the part of the Sellers or their Affiliates, (b) any liability for Pre-Closing Taxes or (c) any fraud, intentional misrepresentation or willful breach by or on behalf of the Sellers.

12.2	The Purchaser’s sole and exclusive remedy for such breach mentioned under section 12.1 shall be to claim a reduction of the Purchase Price and the Purchaser shall not be entitled to any other remedies, including, without limitation, damages, termination, rescission or other remedy provided for under the Swedish Sale of Goods Act (Sw. köplagen 1990:931) or pursuant to legal theory or on any other ground of contract, as a result of such breach.

12.3	Compensation for Losses shall primarily be paid out of the Escrow Amount and any compensation for Losses shall, at the discretion of the Purchaser, be paid to the Purchaser or any Group Company.

12.4	In case of a breach of a provision in this Agreement on the part of the Sellers, the Sellers shall be entitled to rectify such breach, in each case during a period of thirty (30) Business Days from receipt of a notice from the Purchaser in accordance with Section 13.1. The Purchaser shall procure that the Sellers are given the opportunity within such thirty (30) Business Day period to remedy the relevant fact, matter or circumstance and shall provide, and procure that each relevant Group Company provides, all reasonable assistance to the Sellers to remedy the relevant fact, matter or circumstance. If the Sellers have declared that they do not intend to rectify a breach or if the Sellers have failed to rectify the breach within said thirty (30) Business Day period, the Purchaser may direct a claim against the Sellers in accordance with the provisions of this Section 12.

13	LIMITATION OF LIABILITY

13.1	Time limitation for claims

Any claim by the Purchaser under this Agreement shall be made in writing, accompanied by reasonable particulars, specifying the nature of the claim and, if and to the extent possible, the amount of the Loss, within undue delay from when the Purchaser (through its board) became aware of the fact, matter or circumstance giving rise to the claim and that such face, matter or circumstance may constitute a Loss that would be claimable under this Agreement, and:

(a)	for breach of any Business Warranty, no later than eighteen (18) months after Closing;

(b)	for breach of any Fundamental Warranty, no later than sixty (60) months after Closing;

(c)	for breach or non-fulfilment of any covenant in this Agreement, , no later than six (6) months after such covenant has lapsed or should have been fulfilled; and

(d)	for any fraud or willful misrepresentation, no time limit shall exist.

If a Loss has occurred before such date referred to above but the amount of the Loss cannot reasonably be quantified by the Purchaser, the Purchaser may nevertheless claim compensation for such Loss, subject to a quantified claim being made by the Purchaser after information has been available of the amount of the Loss.

13.2	Minimum claims

(a)	Subject to Section 13.2(b), the Sellers shall not be liable under this Agreement in respect of any claim unless the aggregate amount of all claims for which the Sellers are liable exceeds an amount corresponding to USD 40,000, in which case the Purchaser shall be entitled to be indemnified for the full amount of the Losses if and when the Losses equal or exceed such amount. For the purposes hereof, no individual Loss which is less than USD 10,000 shall be taken into account.

(b)	The limitations in Section 13.2(a) shall not apply to any claim in relation to a breach of the Fundamental Warranties and Section 7.2.
13.3	Maximum liability

13.3.1	The aggregate liability of the Sellers in respect of all breaches of this Agreement shall not exceed an amount corresponding to the Escrow Amount, except that such limitation shall not apply to any claim in relation to a breach of the Fundamental Warranties for which the aggregate liability of Sellers shall be the Purchase Price.

13.3.2	The limitations on the liability for breach of any of the Sellers’ Warranties shall not apply to any liability for a Seller to compensate the Purchaser for Losses to the extent such Losses are attributable to or increased as a result of fraud, wilful misrepresentation or wilful misconduct on the part of the Seller.

13.4	Proportionate and several liability etc.

For any Loss above the Escrow Amount, the Sellers will only be liable to the Purchaser under this Agreement severally (individually) pro rata in proportion to sold Shares, and not jointly.

13.5	Tax benefit

If any loss or cost for which the Sellers are liable under this Agreement is tax-deductible for the Purchaser and/or the Group Companies (as relevant), the recoverable loss or cost shall be reduced by an amount equivalent to the loss or cost multiplied by the corporate tax rate applicable in the relevant jurisdiction of the Purchaser or Group Company at the time of the compensation, as applicable, provided that the Purchaser or Group Company actually has benefitted from such tax deductible.

13.6	Insurance

The Sellers shall not be liable under this Agreement in respect of any claim if and to the extent that the losses in respect of which such claim is made are actually recovered under a policy of insurance held by the Purchaser or its Affiliates or by any of the Group Companies or which would have been recoverable had the Purchaser filed such claim with the insurance company.

13.7	Matters arising subsequent to this Agreement

The Sellers shall not be liable under this Agreement in respect of any matter, act, omission or circumstance, to the extent such would not had occurred as a result of the following:

(a)	Agreed matters

any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser;

(b)	Acts of the Purchaser

any act, omission or transaction of the Purchaser or any of the Group Companies, or their respective directors or employees, after Closing, done, committed or effected outside the Ordinary Course in the knowledge that such act, omission or transaction is likely to give rise to, or increase the extent of, a claim under this Agreement, or in circumstances where such claim was reasonably foreseeable as a result of such act, omission or transaction, save that this shall not apply to the extent that such act would be required in order for the Purchaser and the Group Companies to comply with mandatory laws and regulations;

(c)	Changes in legislation

(i)	the passing of, or any change in, after the Signing Date, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxes or any imposition of Taxes or any withdrawal of relief from Taxes not actually (or prospectively) in effect at the Signing Date; or

(ii)	any change after the Signing Date of any generally accepted interpretation or application of any legislation;

(d)	Accounting and Taxes policies

(i)	any change in accounting or Taxes policy, bases or practice of the Purchaser or any of the Group Companies introduced or having effect after Closing; or

(ii)	a specific provision or allowance for the particular subject matter has been made in the Accounts or in the Closing Accounts.

13.8	Purchaser’s knowledge

13.8.1	Except with respect to Leakage and the Fundamental Warranties, the Sellers shall not be liable in respect of any claim for breach of this Agreement to the extent that the facts giving rise to the relevant claim were fairly disclosed in such detail in the Data Room in a manner that enabled the Purchaser to understand that such fact constituted a breach of the relevant Warranty under this Agreement.

13.8.2	Without prejudice to the foregoing, it is explicitly agreed that in no event shall any disclosure in the Data Room nor any investigation under Section 8 limit the Sellers’ liability under the Fundamental Warranties or for Leakage.

13.9	Certain Tax Matters

13.9.1	The Purchaser makes no representations or warranties to the Sellers regarding the tax treatment of the transactions contemplated under the Transaction Documents. The Sellers acknowledge that they are relying solely on their own tax advisors in connection with the Transaction Documents and the transactions contemplated thereunder.

13.9.2	To the extent permitted by applicable law, the Purchaser, in its sole discretion, may cause the election provided under Section 338(g) of the United States Internal Revenue Code to be made with respect to the Group Companies in connection with the acquisition of the Shares in accordance with the Transaction Documents.

13.9.3	Following the Closing Date, to the extent Purchaser determines in good faith that such actions are necessary or appropriate in order to ensure that the Group Company is (and has been) in compliance with all applicable Tax laws, Purchaser shall be permitted to initiate discussions or examinations with applicable governmental authorities regarding Taxes of the Group Company with respect to Pre-Closing Tax Periods, make voluntary disclosures with respect to Taxes of the Group Company for Pre-Closing Tax Periods, and enter into agreements or file amended tax returns relating to Pre- Closing Tax Periods (collectively, “Tax Remediation Actions”). Purchaser shall be entitled to withdraw from the Escrow Amount an amount equal to any Pre-Closing Taxes incurred in connection with Tax Remediation Actions, as reasonably determined by Purchaser. Purchaser shall keep the Sellers’ Representative reasonably informed of any such actions.

13.9.4	It is specifically agreed that what is set forth in Section 13.9.3 shall include the Sellers’ indemnification of the Purchaser and the Purchaser shall be entitled to withdraw from the Escrow Amount amounts corresponding to any and all legal, accounting and other advisers’ fees, costs and expenses incurred in connection with any Tax Remediation Action. The Sellers’ liability and the maximum amount which the Purchaser shall be entitled to withdraw from the Escrow Amount shall be limited to USD 200,000.

13.10	Double claims

The Purchaser shall not be entitled to recover from the Sellers under this Agreement more than once in respect of the same Losses suffered.

13.11	Mitigation and recovery

13.11.1	Each Party shall mitigate any loss or damage incurred prior to directing a claim towards the other Party. The Purchaser shall take, and shall procure that each Group Company takes, reasonable measures to enforce any recovery that may be obtained from any other Person prior to directing a claim towards the Sellers.

13.11.2	If the Sellers make any payment to the Purchaser as a settlement of a claim and the Purchaser or any of the Group Companies has the right to recover from any other Person any amount that has formed the basis of the claim, the Purchaser shall promptly and without request from the Sellers assign such right to the Sellers.

13.12	Handling of Third Party Claims

13.12.1	Upon the Purchaser becoming aware of any Third Party Claim, which is not a Specified Action, the Purchaser shall itself, or shall procure that the Company or the relevant Subsidiary (as applicable):

(i)	give notice thereof to the Sellers’ Representative;

(ii)	subject to Section 13.12.2, not make any admission of liability, agreement, settlement or compromise with any third party in relation to any such Third Party Claim, without obtaining consent of the Sellers’ Representative;

(iii)	subject to Section 13.12.2, not accept, pay or compromise or make any submission in respect of such Third Party Claim, without obtaining consent of the Sellers’ Representative;

(iv)	give the Sellers’ Representative or its duly authorized representatives reasonable access to the personnel of the Purchaser and the Company or the relevant Subsidiaries (as applicable) and records within their respective power and allow the Sellers’ Representative and its duly authorized representatives to take copies thereof, all to enable the Sellers’ Representative or its duly authorized representatives to examine the grounds for and merits of such Third Party Claim.

13.12.2	The Sellers’ rights under Sections 13.12.1(ii) and 13.12.1(iii) shall be subject to that (i) each of the Sellers have accepted its liability for the Third Party Claim in question and (ii) such rights would not be detrimental to the business of the Group.

13.12.3	For purposes of this Section 13.12, a “Specified Action” shall mean any Third Party Claim that (i) relates to or arises in connection with any criminal proceeding, action, indictment, investigation or allegation of the Company or any of its Affiliates, (ii) involves a customer of the Company, or (iii) involves a claim of breach or alleged breach of any representation or warranty of the Company contained in Section 9.5 or Section 10.4 (Intellectual Property and IT).

14	CONFIDENTIALITY

14.1	Announcements

Pending Closing, no party may make any announcement relating to the existence or the subject matter of this Agreement without the prior written approval of the Purchaser and the Sellers’ Representative. This shall not affect any announcement, filing or similar action required by law or any regulatory body, including the United States Securities and Exchange Commission, or the rules of any recognised stock exchange applicable to the party (or any other company belonging to the same group as a party).

14.2	Disclosure

14.2.1	No disclosure

(a)	Subject to Section 14.1, each of the Parties shall treat as strictly confidential and not disclose any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement), which relates to:

(i)	the provisions of any Transaction Document; or

(ii)	the negotiations relating to the Transaction Documents.

(b)	The Sellers shall treat as strictly confidential and not disclose any information relating to the Purchaser’s business, financial or other affairs (including the business, financial or other affairs of the Group Companies and including, in each case, future plans and targets).

(c)	Other than as required in order to fulfil its obligations in this Agreement, towards lending banks, financial institutions or other financiers, or to fulfil any requirements under laws or regulations or towards governmental authorities or under relevant and applicable stock exchange rules, pending Closing, the Purchaser shall treat as strictly confidential and not disclose any information relating to the Sellers, the Sellers’ business, financial or other affairs or the Group Companies’ business, financial or other affairs.

14.2.2	Exceptions

Section 14.2.1 shall not prohibit disclosure of the Purchase Price generally or disclosure of any information if and to the extent:

(a)	the disclosure is required by law, any regulatory body or any recognised stock exchange on which the shares of any party (or any other company belonging to the same group as a party) are listed;

(b)	the disclosure is required to vest the full benefit of this Agreement in the Sellers or the Purchaser;

(c)	the disclosure is required for the purpose of any judicial proceedings arising out of the Transaction Documents or the disclosure is made to a tax authority in connection with the tax affairs of the disclosing party;

(d)	the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of Section 14.2.1 in respect of such information as if they were a party to this Agreement;

(e)	the information is or becomes publicly available (other than by breach of any confidentiality agreement or of this Agreement);

(f)	the Purchaser and the Sellers’ Representative have given prior written approval to the disclosure; or

(g)	the disclosure is made to an investor or potential investor in the Purchaser,

provided that prior to disclosure of any information pursuant to this Section 14.2.2(a)-(c) (except in the case of disclosure to a tax authority), the party concerned shall promptly notify the other party of such requirement with a view to providing the other party with the opportunity to contest such disclosure or otherwise to agree the timing and content of such disclosure.

15	OTHER PROVISIONS

15.1	Whole agreement

This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

15.2	No assignment

15.2.1	Except as otherwise expressly provided for in this Agreement, neither party may without the prior written consent of the other party, assign, grant any security interest over or otherwise transfer the benefit of the whole or any part of this Agreement.

15.2.2	Except as otherwise expressly provided in this Agreement, each party may, without the consent of the other party, assign to a subsidiary the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains a subsidiary of the party concerned and provided that such party at all times shall remain liable for the obligations of the subsidiary under this Agreement.

15.3	Counterparts

This Agreement may be executed in one or more counterparts and delivered via facsimile, Adobe® Portable Document Format (PDF), or other electronic means, each of which shall be deemed an original and all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

15.4	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

15.5	Costs

The Sellers shall bear all costs incurred by them in connection with the preparation, negotiation and entry into of this Agreement. The Purchaser shall bear all costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement.

15.6	Notices

15.6.1	Any notice in connection with this Agreement shall be:

(a)	in writing in English; and

(b)	delivered by hand, e-mail, registered post or by courier using an internationally recognised courier company.

15.6.2	A notice to the Sellers shall be sent to such party at the following address, or such other person or address as the Sellers’ Representative may notify to the Purchaser from time to time:

Per Hielm

with a copy to (not serving as a notice hereunder):

E-mail:

Advokatfirman Morris AB

For the attention of: Olof Myhrman

Vallgatan 30

411 16 Gothenburg

Sweden

E-mail:

A notice to any of the Sellers shall be sent to the Sellers’ Representative at the above address, or to such other person or address as the Sellers’ Representative may notify to the Purchaser from time to time

15.6.3	A notice to the Purchaser shall be sent to such party at the following address, or such other person or address as the Purchaser may notify to the Sellers from time to time:

Att: General Counsel

Coupa Software Inc.

3500 South DuPont Highway

Dover, DE 19901

USA

with a copy to (not serving as a notice hereunder):

E-mail:

Hannes Snellman Attorneys Ltd

For the attention of: Claes Kjellberg (file no 20170203-Amsterdam)

P.O. Box 7801

SE-103 96 Stockholm

Sweden

E-mail:

15.6.4	A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery if delivered by hand, registered post or courier; (ii) at the time of transmission in legible form, if sent by e-mail.

15.7	Sellers’ Representative

Each of the Sellers irrevocably appoints Per Hjelm, born on 16 December 1960, with address Himmelsbacken 14, 134 62 Ingarö, Sweden and with email address per@tradeext.com as its representative, who shall be authorised to act alone on behalf of each of the Sellers under this Agreement including (but not limited to) to authorise the making of any request, election, proposal, consent, negotiation, payment, release, execution of documents and agreements (in relation to the transaction contemplated by this Agreement) and to receive notices, expressed to be made on behalf of the Sellers to or with the Purchaser (the “Sellers’ Representative”). The notification provisions set forth in Section 15.6 shall apply mutatis mutandis to the Sellers’ Representative.

15.8	Further assurances

15.8.1	Each Party will use its best effort to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate the transactions contemplated by this Agreement (including, but not limited to, the Escrow Agreement), including but not limited to executing and delivering such documents, certificates, agreements and other writings and to take such other actions as may be necessary and the Sellers specifically undertake between the Signing Date and the Closing Date to use their best efforts to ensure that all other shareholders of the Company not being a Party to this Agreement on the Signing Date sell their shares in the Company to the Purchaser on the Closing Date and based either (i) on a short form sale and purchase agreement (a) at the same price per Share, (b) providing for title and authority warranties, and (c) with non-compete and non-solicit obligations binding on such seller and which are no less favourable to the Purchaser than, as set forth in this Agreement, provided, however, that such seller would be exempt from Section 7.2.1 and 7.2.2 according to the terms thereof, or (ii) by adhering to this Agreement in the capacity as Seller.

15.8.2	All properly incurred costs and expenses relating to any mandatory redemption procedure in order for the Purchaser to acquire any remaining shares in the Company that are not acquired by the Purchaser on the Closing, shall be borne by the Sellers with joint and severable liability at a maximum amount corresponding to the Redemption Compensation Amount, and shall be satisfied and compensated by way of a release of the corresponding amount out of the Escrow Amount and paid to the Purchaser.

15.8.3	Four the avoidance of doubts, the Parties are in agreement that it would be much more beneficial for all Parties that all shares in the Company is transferred to the Purchaser on Closing and that no mandatory redemption process would have to initiated. In the event, however, a mandatory redemption process must be initiated as set out in this Agreement, the Purchaser undertakes with the Sellers to keep the Sellers’ Representative informed on status and progress of the mandatory redemption process (if any) and to the extent not unlawful or by disclosing any sensitive or confidential information. Furthermore the Purchaser undertakes to consult with the Seller’s Representative in connection with the mandating of advisors and arbitrators for the mandatory redemption process.

15.8.4	Subject to any claims by the Purchaser to the Sellers under this Agreement, any remainder of the Redemption Compensation Amount, if any, shall be released from the Escrow Amount and paid to the Sellers (to the account specified by the Sellers’ Representative) within thirty (30) Business Days following completion by the Purchaser of the mandatory redemption procedure.

15.8.5	The Parties have among them agreed that the costs incurred by the Company towards Deloitte Touche Tohmatsu Limited for fulfilling the condition precedent in Section 4.1(h) in no event may exceed USD 65,000. It is specifically agreed that this cost shall be borne by the Company. Provided that the condition precedent in Section 4.1(h) is fulfilled and that Closing occurs, the Purchaser agrees to reimburse the Sellers for fifty (50) per cent. of such aforementioned cost by way of including and adding such amount in the Purchase Price Adjustment.

15.9	Invalidity

15.9.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

15.9.2	If any illegal, invalid or unenforceable provision would be legal, valid and enforceable if some part of it were deleted or modified, the provision shall apply with whatever deletion or modification is necessary to give effect to the commercial intention of the parties.

15.10	Governing law

This Agreement shall be solely governed by and construed pursuant to substantive Swedish law.

15.11	Arbitration

15.11.1	Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration pursuant to the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitral tribunal shall be composed of three arbitrators.

15.11.2	The language to be used in the arbitral proceedings shall be English. The seat of arbitration shall be Stockholm.

15.11.3	All arbitral proceedings conducted pursuant to Section 15.11.1, all information disclosed and all documents submitted or issued by or on behalf of any of the disputing Parties or the arbitrators in any such proceedings as well as all decisions and awards made or declared in the course of any such proceedings shall be kept strictly confidential and may not be used for any other purpose than these proceedings nor be disclosed to any third party without the prior written consent of the Party to which the information relates or, as regards to a decision or award, the prior written consent of all the other disputing Parties.

(Signatures to follow)

This Agreement has been duly executed in two (2) originals of which the Sellers’ Representative has taken one original and of which the Purchaser has taken one original.

PURCHASER

/s/ Rob Bernshteyn
By: Rob Bernshteyn

BACKSTAGE INVEST AB

/s/ Arne Andersson	/s/ Fredrik Tilander
Arne Andersson	By: Fredrik Tilander

BOTESON AB	SVANTE CARLSSON INVEST AB

/s/ Bo Nyström	/s/ Svante Carlsson
By: Bo Nyström	By: Svante Carlsson

/s/ Mattias Willman	/s/ Fredrik Tilander
Mattias Willman	Fredrik Tilander

/s/ Fredrik Ygge	/s/ Terry Clark
Fredrik Ygge	Terry Clark

/s/ Garry Mansell	/s/ Ulf Ekström
Garry Mansell	Ulf Ekström

/s/ Anders Lunander	/s/ Maria Willman
Anders Lunander	Maria Willman

/s/ Lea Willman	/s/ Roger Björnstedt
Lea Willman	Roger Björnstedt

/s/ Per Hjelm
By: Per Hjelm on behalf of the Sellers listed in Appendix A, by power of attorney